

September 16, 2013

<u>Via E-mail</u>
Jon C. Sundt
Principal Executive and Principal Financial Officer
Altegris QIM Futures Fund, L.P.
c/o Altegris Portfolio Management, Inc.
1202 Bergen Parkway, Suite 212
Evergreen, CO 80439

> **Re: Altegris QIM Futures Fund, L.P.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed July 28, 2011**
> **File No. 0-53815**
>
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0-53815**
>
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 0-53815**

Dear Mr. Sundt:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Kevin Woody

                                 Kevin Woody
                                 Accounting Branch Chief